VF 3-8-05

05035998

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC RECEIVED PROCESSING FEB 2 5 2005 WASH, D.C. 202 SECTION

SEC FILE NUMBER
8- 33522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yorktown Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2303 Yorktown Avenue
(No. and Street)

Lynchburg (City) VA (State) 24501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles D. Foster (434) 846-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles D. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yorktown Distributors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Charles D Foster
Signature

Chief Financial Officer
Title

Bonnie C Harris
Notary Public My Commission Expires 1/31/2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORKTOWN DISTRIBUTORS, INC.

TABLE OF CONTENTS

TAIT, WELLER & BAKER

Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Yorktown Distributors, Inc.
Lynchburg, Virginia

We have audited the accompanying statement of financial condition of Yorktown Distributors, Inc. as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Yorktown Distributors, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 11, 2005

YORKTOWN DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$106,583
Receivables from brokers and dealers	11,317
Investments	5,100
Total assets	$123,000
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 1,374
Income taxes payable	1,056
Total liabilities	2,430
Stockholders' Equity	
Common stock, par value $.01; authorized 40,000 shares; issued and outstanding, 1,000 shares	100
Additional paid-in capital	109,934
Retained earnings	10,536
Total stockholders' equity	120,570
Total liabilities and stockholders' equity	$123,000

The accompanying notes are an integral part of these financial statements.

(1) NATURE OF BUSINESS AND RELATED PARTY TRANSACTIONS

Yorktown Distributors, Inc. (the ***"Company"***) is a registered broker-dealer under the Securities Exchange Act of 1934. Prior to July 1, 2004, the Company provided distribution services to American Pension Investors Trust (the ***"Trust"***), an open-end management investment company registered under the Investment Company Act of 1940. The principal owner of the Company serves as a trustee of the Trust.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3(k)(2)(i).

A. Distribution Agreement

As compensation for services performed prior to July 1, 2004, on behalf of the Trust, the Company received fees, accrued daily and payable monthly, at annual rates ranging from 0.5% to 1.0% of the average daily net assets of the various funds of the Trust. At December 31, 2004, there were no fees receivable from the Trust.

B. Fee Assignments

The Company has an agreement with Yorktown Management & Research Company, Inc. (the ***"Adviser"***), an affiliated investment adviser, to finance the expenses of the Company to the extent necessary for the Company to be in compliance with certain net capital requirements. In return for establishing this arrangement, the Company agreed to assign to the Adviser a portion of its monthly fees received from the Trust that is in excess of the amounts paid to other broker-dealers as trail commissions. For the year ended December 31, 2004, the Adviser did not finance expenses for the Company and the Company did not assign any fees to the Adviser under this agreement. However, the Company did assign $67,000 of other fees to the Adviser.

(2) ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(3) INCOME TAXES

For the year ended December 31, 2004, the provision for income taxes consisted of $1,508 ($1,058 in Federal and $450 in State) in current amounts. The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities, measured using presently enacted tax rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. At December 31, 2004, no deferred tax balances existed.

(4) NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 (Uniform Net Capital Rule) of the Securities Exchange Act of 1934, the Company is required, as a broker-dealer, to maintain net capital equivalent to the greater of 6-2/3% of its aggregate indebtedness or $25,000. The Company's net capital exceeded this minimum requirement by $83,488 on December 31, 2004. The ratio of aggregate indebtedness to net capital was .02 to 1 on December 31, 2004.